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Exhibit (a)(5)(i)

Contact:	Carl D. Mautz Chief Financial Officer Watson Wyatt (202) 715-7056
Investor Relations: Jody Burfening Media Contact: Chenoa Taitt Lippert Heilshorn & Associates, Inc. (212) 838-3777

WATSON WYATT & COMPANY HOLDINGS COMMENCES A DUTCH AUCTION
TENDER OFFER

        WASHINGTON DC, March 8, 2004—Watson Wyatt & Company Holdings (NYSE: WW) announced today that its board of directors has approved the commencement of a modified "Dutch Auction" tender offer to purchase up to $85.0 million of its Class A Common Stock. The company will purchase up to 3,600,000 shares at a price per share not less than $23.00 and not greater than $25.25, not to exceed an aggregate amount of $85.0 million. As of December 31, 2003, the company had cash and cash equivalents of $131.6 million, with no borrowings and $92.5 million in available credit under its revolving credit facility.

        The tender offer commences today and is set to expire, unless extended, at Midnight Eastern Standard Time, on April 2, 2004. Tender of shares must be made prior to the expiration date of the tender offer and any shares tendered may be withdrawn any time prior to the expiration of the tender offer. Watson Wyatt plans to use cash on hand to finance the tender offer.

        "Our market focus and business discipline have given us the financial strength to continue to invest in the future," said John Haley, chief executive officer and president of Watson Wyatt. "This repurchase preserves our financial flexibility while returning some capital to shareholders through the repurchase of shares."

        Under the procedures of the tender offer, Watson Wyatt shareholders will have the opportunity to tender some or all of their shares at a price within the $23.00 to $25.25 range per share. Based on the number of shares tendered and the prices specified by tendering shareholders, Watson Wyatt will determine the lowest per share price within the range that will enable it to buy 3,600,000 shares, or such lesser number of shares as are properly tendered and not withdrawn and within the $85.0 million amount authorized. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the shareholder tendered at a lower price. If holders of more than 3,600,000 shares properly tender and do not withdraw their shares at or below the determined price per share, then Watson Wyatt will purchase shares tendered by those shareholders, at the determined price per share, on a pro rata basis, as specified in the offer. Shareholders whose shares are purchased in the tender offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions to be specified in the offer to purchase that will be distributed to shareholders. The company maintains the right to change or rescind the offer at any time.

        The dealer manager for the offer is CIBC World Markets Corp. and the information agent is MacKenzie Partners, Inc. The offer to purchase, letter of transmittal and related documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of Watson Wyatt's common stock.

        Neither Watson Wyatt, its board of directors, CIBC World Markets Corp. nor MacKenzie Partners, Inc. is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Watson Wyatt.

        Watson Wyatt is an international human capital consulting firm that provides services in the areas of employee benefits, human capital strategies and related technology solutions. The firm is headquartered in Washington, D.C., and has 3,890 associates in 61 offices in the Americas and Asia-Pacific. Together with Watson Wyatt LLP, a leading Europe-based consulting partnership, the firm operates globally as Watson Wyatt Worldwide. Watson Wyatt Worldwide has more than 6,000 associates in 89 offices in 30 countries.

        This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Watson Wyatt & Company Holdings stock. The tender offer will only be made pursuant to the offer to purchase and related materials that Watson Wyatt will be distributing to its shareholders. Shareholders and investors should read carefully the offer to purchase and related materials because they contain important information. Shareholders and investors may obtain a free copy of the offer to purchase and other documents that Watson Wyatt has filed with the Securities and Exchange Commission at the Commission's website at www.sec.gov or from the information agent, MacKenzie Partners, Inc. at telephone number 1-800-322-2885. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.